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                                                                    EXHIBIT 23.2

            Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
York International Corporation:

We consent to the use of our reports dated February 13, 2004, with respect to the consolidated balance sheets of York International Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, comprehensive income (loss), cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 2003, and the related financial statement schedule, incorporated herein by reference.

Our report on the consolidated financial statements refers to the changes made by the Company in its method of accounting for variable interest entities in 2003 and its method of accounting for goodwill and other intangible assets in 2002.

/S/ KPMG LLP

KPMG LLP

Harrisburg, Pennsylvania
August 5, 2004